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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                                Phlo Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Common Stock, par value of $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  71879Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Anne P. Hovis, Phlo Corporation, 475 Park Avenue South
                        New York, NY 10016 (212) 447-1322
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  71879Q 10 1                 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edward J. Mathias

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,083,075

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,083,075

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,083,075

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.34%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAME AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the reports is filed--i.e., each person required to sign the schedule itself--including each member of a group. do not include the name of person required to be identified in the report but who is not a reporting person. Reporting persons that are entries are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers in voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)]

(3) The 3rd row is for SEC internal use.

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the common stock, $0.0001 par value per share, of Phlo Corporation (the "Issuer"), the address of the principle executive offices of which is 475 Park Avenue South, 7th floor, New York, New York 10016.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed on behalf of Edward J. Mathias, a United States citizen. His business address is The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2505. His present principal occupation is that of managing director of The Carlyle Group which has a principal business address as set forth in the immediately preceding sentence.

      During the last five years, Mr. Mathias has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Mathias has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Mathias exchanged 8,253 shares of the capital stock of X-Treem Products Corporation ("X-Treem") for shares of the common stock of the Issuer, including 1,923 shares of the common stock of X-Treem, 4,083 shares of the Class B Common Stock of X-Treem, and 2,247 shares of the preferred stock of X-Treem. Such shares of stock were the sole consideration given to the Issuer by Mr. Mathias in exchange for the shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of the acquisition of securities of the Issuer is investment. Mr. Mathias, through his ownership of the Issuer's stock, plans to accomplish the completion of a reorganization pursuant to section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, involving the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Mr. Mathias beneficially owns 6,083,075 shares of the common stock of the Issuer. This constitutes 29.34% of the outstanding shares of common stock of the Issuer. Mr. Mathias has the sole power to vote and dispose of all such shares. The initial issuance to Mr. Mathias of 3,227,200 shares of the common stock of the Issuer, in accordance with the exchange transaction described in Item 3 above, occurred on December 7, 1998. On June 1, 1999, the Issuer issued to Mr. Mathias an additional 2,855,875 shares in furtherance of the same transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

      None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 12, 1999                                      /s/  Edward J. Mathias
--------------------                         ----------------------------------
Date                                         Signature


                                             Edward J. Mathias
                                             ----------------------------------
                                             Print Name